Colombier Acquisition Corp.

214 Brazilian Avenue, Suite 200-J

Palm Beach, FL, 33480

June 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street N.E.

Washington, D.C. 20549

Re:	Colombier Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed June 26, 2023
File No. 333-271177

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Colombier Acquisition Corp. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 a.m. ET June 30, 2023 or as soon as thereafter practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact Meredith Laitner of Ellenoff Grossman & Schole LLP, counsel to the Company, at (617) 823-5876 to provide notice of effectiveness or if you have any other questions regarding this matter.

Very truly yours,

/s/ Omeed Malik
Omeed Malik
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP